Exhibit 99.4

Cenovus Energy Inc.
Supplementary Information – Oil and Gas Activities (unaudited)
For the Year Ended December 31, 2021
(Canadian Dollars)

DISCLOSURES ABOUT OIL AND GAS PRODUCING ACTIVITIES TOPIC 932 “EXTRACTIVE ACTIVITIES – OIL AND GAS” (unaudited)
The following select disclosures of Cenovus Energy Inc.’s (“Cenovus” or the “Company”) reserves and other oil and gas information have been prepared in accordance with United States (“U.S.”) Financial Accounting Standards Board (“FASB”) Topic 932, “Extractive Activities – Oil and Gas” and the U.S. disclosure requirements of the Securities and Exchange Commission (“SEC”).
All amounts pertaining to Cenovus’s audited Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise noted, all dollars are in millions of Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.
On January 1, 2021, Cenovus and Husky closed a transaction to combine the two companies through a plan of arrangement (the
“Arrangement”) pursuant to which Cenovus acquired all the issued and outstanding common shares of Husky in exchange for common shares and common share purchase warrants of Cenovus. In addition, all of the issued and outstanding Husky preferred shares were exchanged for Cenovus preferred shares with substantially identical terms.
RESERVES DATA
The SEC Modernization of Oil and Gas Reporting final rules require that proved after royalty reserves be estimated using existing economic conditions (constant pricing). Cenovus’s results have been calculated using the average of the first-day-of-the-month prices for the prior twelve-month period. This same twelve-month average price is also used in calculating the aggregate amount of (and changes in) future cash inflows related to the standardized measure of discounted future net cash flows relating to proved oil and gas reserves (“SMOG”). Future fluctuations in prices, production rates, or changes in political or regulatory environments could cause Cenovus’s share of future production from its reserves to be materially different from that presented.
The reserves disclosed are effective December 31, 2021, and were prepared by the independent, qualified reserves evaluators (“IQREs”) McDaniel & Associates Consultants Ltd. and GLJ Ltd. There are significant differences between reserves evaluated under the SEC requirements and those presented in the Company’s AIF filed under National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”). NI 51-101 requires disclosure of before royalties reserves and the associated values using forecasted prices and costs.
The reserves presented in this supplemental information are estimates only. There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond the Company’s control. In general, estimates of economically recoverable bitumen, crude oil, natural gas liquids and natural gas reserves and the future net cash flows derived therefrom are based upon a number of variable factors and assumptions, including but not limited to: product prices; future operating and capital costs; historical production from the properties and the assumed effects of regulation by governmental agencies, including with respect to environmental regulations, royalty payments and taxes; initial production rates; production decline rates; and the availability, proximity and capacity of oil and gas gathering systems, pipelines and processing facilities, all of which may vary considerably from actual results.
All such estimates are to some degree uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For those reasons, estimates of the economically recoverable bitumen, crude oil, natural gas liquids and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. Cenovus’s actual production, sales, royalty payments, taxes and development and operating expenditures with respect to its reserves may vary from current estimates and such variances may be material. Actual reserves may be greater than or less than the estimates disclosed. For a full discussion of Cenovus’s material risk factors refer to “Risk Management and Risk Factors” in the Company’s annual 2021 Management’s Discussion and Analysis included in the annual report on Form 40-F of which this document forms a part.
Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves. Canadian provincial royalties are determined based on a graduated percentage scale which varies with prices and production rates. Canadian reserves, as presented on a net basis, assume royalty rates in existence at the time the estimates were made.
The reserves data contained herein is dated February 7, 2022, with an effective date of December 31, 2021.

Cenovus Energy Inc.	2	Supplementary Information – Oil and Gas Activities (unaudited)

OIL AND GAS RESERVES INFORMATION
In Canada, Cenovus's bitumen, crude oil, natural gas liquids and natural gas reserves are located in the provinces of Alberta, British Columbia, offshore Newfoundland and Labrador and Saskatchewan. Cenovus's international natural gas liquids and natural gas reserves are located offshore China and Indonesia.
Net Proved Reserves (Cenovus Share After Royalties) (1)(2)(3)
Average Fiscal-Year Prices

	Bitumen	Crude Oil	Natural Gas Liquids	Natural Gas	Total
	(MMbbls) (4)	(MMbbls) (4)	(MMbbls) (4)	(Bcf) (4)	(MMBOE) (4)

Canada
2020
Beginning of year	3,814	12	41	936	4,022
Revisions and improved recovery	580	(2)	(4)	(125)	553
Extensions and discoveries	—	3	—	9	5
Purchase of reserves in place	—	—	—	9	2
Sale of reserves in place	—	(7)	—	—	(7)
Production	(124)	(2)	(6)	(137)	(155)
End of year	4,270	4	31	692	4,420
Developed	817	3	23	557	936
Undeveloped	3,453	1	8	135	3,484
Total	4,270	4	31	692	4,420
2021
Beginning of year	4,270	4	31	692	4,420
Revisions and improved recovery	(505)	4	11	349	(432)
Extensions and discoveries	14	10	4	121	48
Purchase of reserves in place	795	69	22	611	988
Sale of reserves in place	—	(1)	(2)	(25)	(7)
Production	(165)	(14)	(8)	(216)	(223)
End of year	4,409	72	58	1,532	4,794
Developed	813	49	50	1,280	1,125
Undeveloped	3,596	23	8	252	3,669
Total	4,409	72	58	1,532	4,794

China
2021
Beginning of year	—	—	—	—	—
Revisions and improved recovery	—	—	—	—	—
Extensions and discoveries	—	—	—	—	—
Purchase of reserves in place	—	—	19	466	97
Sale of reserves in place	—	—	—	—	—
Production	—	—	(3)	(84)	(17)
End of year	—	—	16	382	80
Developed	—	—	16	382	80
Undeveloped	—	—	—	—	—
Total	—	—	16	382	80

Cenovus Energy Inc.	3	Supplementary Information – Oil and Gas Activities (unaudited)

	Bitumen	Crude Oil	Natural Gas Liquids	Natural Gas	Total
	(MMbbls) (4)	(MMbbls) (4)	(MMbbls) (4)	(Bcf) (4)	(MMBOE) (4)

Total Consolidated Entities
2020
Beginning of year	3,814	12	41	936	4,022
Revisions and improved recovery	580	(2)	(4)	(125)	553
Extensions and discoveries	—	3	—	9	5
Purchase of reserves in place	—	—	—	9	2
Sale of reserves in place	—	(7)	—	—	(7)
Production	(124)	(2)	(6)	(137)	(155)
End of year	4,270	4	31	692	4,420
Developed	817	3	23	557	936
Undeveloped	3,453	1	8	135	3,484
Total	4,270	4	31	692	4,420
2021
Beginning of year	4,270	4	31	692	4,420
Revisions and improved recovery	(505)	4	11	349	(432)
Extensions and discoveries	14	10	4	121	48
Purchase of reserves in place	795	69	41	1,077	1,085
Sale of reserves in place	—	(1)	(2)	(25)	(7)
Production	(165)	(14)	(11)	(300)	(240)
End of year	4,409	72	74	1,914	4,874
Developed	813	49	66	1,662	1,205
Undeveloped	3,596	23	8	252	3,669
Total	4,409	72	74	1,914	4,874

Indonesia (5)
2021
Beginning of year	—	—	—	—	—
Revisions and improved recovery	—	—	—	—	—
Extensions and discoveries	—	—	—	—	—
Purchase of reserves in place	—	—	3	161	30
Sale of reserves in place	—	—	—	—	—
Production	—	—	(1)	(12)	(3)
End of year	—	—	2	149	27
Developed	—	—	2	79	15
Undeveloped	—	—	—	70	12
Total	—	—	2	149	27

(1)Definitions:
(a) “Net” reserves are the remaining reserves attributable to Cenovus, after deduction of estimated royalties and including royalty interests.
(b) “Proved” oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations, i.e., prices and costs as of the date the estimate is made.
c) “Developed” oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods in which the cost of the required equipment is relatively minor compared to the cost of a new well.
(d) “Undeveloped” reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
(2)Estimates of total net proved bitumen, crude oil, natural gas liquids, or natural gas reserves are not filed by Cenovus with any U.S. federal authority or agency other than the SEC.
(3)China and Indonesia reserves were acquired as part of the Arrangement on January 1, 2021.
(4)“Million barrels” is abbreviated as MMbbls, “billion cubic feet” is abbreviated as Bcf, and “million barrels of oil equivalent” is abbreviated as MMBOE.
(5)Amounts represent Cenovus's 40 percent working interest in the Husky-CNOOC Madura Ltd. ("HCML") joint venture. Financial results related to HCML are accounted for under the equity method of accounting for consolidated financial statement purposes.

Cenovus Energy Inc.	4	Supplementary Information – Oil and Gas Activities (unaudited)

Changes to Reserves
The explanation of significant year-over-year changes in the Company’s net proved reserves for the years ended December 31, 2021, and December 31, 2020, is set forth below.

Year ended December 31, 2021
The changes to the Company's net proved bitumen reserves in 2021 are explained as follows:
•Revisions and improved recovery: Increased bitumen prices resulted in higher royalties payable for the Company’s Christina Lake and Foster Creek properties, which resulted in a decrease in net proved reserves of 588 million barrels. Improved recovery performance at Christina Lake resulted in an increase in net proved reserves of 84 million barrels.
•Extensions and discoveries: A development approval at Lloydminster thermal increased net proved reserves.
•Purchase of reserves in place: The Arrangement increased net proved reserves.
The changes to the Company's net proved reserves of crude oil, natural gas liquids and natural gas in 2021 are explained as follows:
•Revisions and improved recovery: Changes to product pricing increased net proved reserves of crude oil, natural gas liquids and natural gas by two million barrels, nine million barrels and 256 billion cubic feet, respectively. Within the Conventional segment, technical revisions partially offset by updates to the development plan increased net proved reserves of crude oil, natural gas liquids and natural gas by one million barrels, two million barrels and 93 billion cubic feet, respectively.
•Extensions and discoveries: Conventional segment development and the Terra Nova restructuring (the sanction of the asset life extension project accounted for 7 million barrels of crude oil) increased net proved reserves of crude oil, natural gas liquids and natural gas.
•Purchase of reserves in place: The Arrangement and the Terra Nova restructuring (the restructuring of additional working interests accounted for 12 million barrels of crude oil) increased net proved reserves of crude oil, natural gas liquids, and natural gas.
•Sale of reserves in place: The Company completed several minor dispositions in its Conventional segment, decreasing its net proved reserves of crude oil, natural gas liquids and natural gas.
Year ended December 31, 2020
The changes to the Company’s net proved bitumen reserves in 2020 are explained as follows:
•Revisions and improved recovery: Decreased bitumen prices resulted in lower royalties payable for the Company’s Christina Lake and Foster Creek properties which resulted in an increase in net proved reserves of 454 million barrels. Improved recovery performance at Christina Lake and Foster Creek resulted in an increase in net proved reserves of 126 million barrels.
The changes to the Company’s net proved reserves of crude oil, natural gas liquids and natural gas in 2020 are explained as follows:
•Revisions and improved recovery: Changes to product pricing resulted in net proved reserves of crude oil decreasing by one million barrels and natural gas increasing by four billion cubic feet, respectively. Updates to the Conventional segment development plan decreased net proved reserves of crude oil, natural gas liquids and natural gas by one million barrels, four million barrels and 129 billion cubic feet, respectively.
•Extensions and discoveries: Conventional segment development identified net proved reserves of crude oil and natural gas of three million barrels and nine billion cubic feet, respectively.
•Purchase of reserves in place: The Company completed several minor acquisitions in its Conventional segment, increasing its net proved reserves of natural gas by nine billion cubic feet.
•Sale of reserves in place: The Company sold its Marten Hills property in December 2020, reducing its net proved reserves of crude oil by seven million barrels.
STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN
In calculating SMOG, the average of the first-day-of-the-month prices for the prior twelve-month period and cost assumptions were applied to Cenovus’s annual future production from net proved reserves to determine cash inflows. Future production and development costs do not include any cost inflation and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a 10 percent discount factor to the future net cash flows. The calculation of SMOG is based upon the discounted future net cash flows prepared by IQREs in relation to the reserves they respectively evaluated, and adjusted to the extent provided by contractual arrangements such as price risk management activities, in existence at year end and to account for asset retirement obligations and future income taxes.
Cenovus cautions that the discounted future net cash flows relating to proved oil and gas reserves are an indication of neither the fair market value of Cenovus’s oil and gas properties, nor the future net cash flows expected to be generated from such properties. The discounted future net cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves, nor is consideration given to the effect of anticipated future changes in crude oil, natural gas liquids and natural gas prices, development, asset retirement and production costs and possible changes to tax and royalty regulations. The prescribed discount rate of 10 percent may not appropriately reflect future interest rates. The computation also excludes values contributed by Cenovus’s enhancement of the netback price from market optimization activities.
Computation of the SMOG was based on the following average of the first-day-of-the-month benchmark prices for the twelve-month period before the end of the year. Natural gas prices for China and Indonesia reserves are based on various gas sales agreements.

	Crude Oil and Natural Gas Liquids					Natural Gas
	Brent Crude Oil	WTI (1) Cushing Oklahoma	WCS (2)	Edmonton MSW (3)	Edmonton C5+	Henry Hub Louisiana	AECO (4)
	(US$/bbl)	(US$/bbl)	(C$/bbl)	(C$/bbl)	(C$/bbl)	(US$/MMBtu)	(C$/MMBtu)
2021	69.23	66.56	66.43	78.40	84.23	3.60	3.26
2020	—	39.57	36.37	45.76	50.07	1.98	2.13
(1)WTI is an abbreviation for West Texas Intermediate.
(2)WCS is an abbreviation for Western Canadian Select.
(3)MSW is an abbreviation for Mixed Sweet Blend.
(4)AECO is an abbreviation for Alberta Energy Company.
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

	Year Ended December 31, 2021
($ millions)	Canada	China	Total Consolidated Entities	Indonesia
Future cash inflows	242,995	5,459	248,454	1,603
Less future:
Production costs	70,102	1,232	71,334	988
Development costs	30,918	—	30,918	41
Asset retirement obligation payments (1)	6,761	122	6,883	39
Income taxes	29,945	528	30,473	230
Future net cash flows	105,269	3,577	108,846	305
Less 10 percent annual discount for estimated timing of cash flow	68,681	916	69,597	101
Discounted future net cash flow	36,588	2,661	39,249	204

	Year Ended December 31, 2020
($ millions)	Canada	China	Total Consolidated Entities	Indonesia
Future cash inflows	101,980	—	101,980	—
Less future:
Production costs	41,248	—	41,248	—
Development costs	22,501	—	22,501	—
Asset retirement obligation payments (1)	3,384	—	3,384	—
Income taxes	6,950	—	6,950	—
Future net cash flows	27,897	—	27,897	—
Less 10 percent annual discount for estimated timing of cash flow	18,163	—	18,163	—
Discounted future net cash flow	9,734	—	9,734	—
(1)Includes future abandonment and reclamation costs associated with existing and future wells having attributed reserves, non-reserves wells and gathering systems, batteries, plants and processing facilities.

Cenovus Energy Inc.	6	Supplementary Information – Oil and Gas Activities (unaudited)

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

	Year Ended December 31, 2021
($ millions)	Canada	China	Total Consolidated Entities	Indonesia
Balance, beginning of year	9,734	—	9,734	—
Changes resulting from:
Sales of oil and gas produced during the period, net of operating costs (1)	(7,457)	(1,167)	(8,624)	(147)
Extensions, discoveries and improved recovery, net of related cost	465	—	465	—
Purchases of proved reserves in place	9,488	3,828	13,316	351
Sales of proved reserves in place	(66)	—	(66)	—
Net change in prices and production costs (1)	32,688	—	32,688	—
Revisions to quantity estimates	(55)	—	(55)	—
Accretion of discount	1,165	—	1,165	—
Previously estimated development costs incurred, net of change in future development costs	(2,754)	—	(2,754)	—
Other	872	—	872	—
Net change in income taxes	(7,492)	—	(7,492)	—
Balance, end of year	36,588	2,661	39,249	204

	Year Ended December 31, 2020
($ millions)	Canada	China	Total Consolidated Entities	Indonesia
Balance, beginning of year	27,210	—	27,210	—
Changes resulting from:
Sales of oil and gas produced during the period, net of operating costs (1)	(1,625)	—	(1,625)	—
Extensions, discoveries and improved recovery, net of related cost	13	—	13	—
Purchases of proved reserves in place	5	—	5	—
Sales of proved reserves in place	(18)	—	(18)	—
Net change in prices and production costs (1)	(28,210)	—	(28,210)	—
Revisions to quantity estimates	1,262	—	1,262	—
Accretion of discount	3,456	—	3,456	—
Previously estimated development costs incurred, net of change in future development costs	2,620	—	2,620	—
Other	(415)	—	(415)	—
Net change in income taxes	5,436	—	5,436	—
Balance, end of year	9,734	—	9,734	—
(1)On January 1, 2019, Cenovus adopted IFRS 16, “Leases” (“IFRS 16”), which prescribes a different accounting treatment for operating leases than U.S. Generally Accepted Accounting Principles (“US GAAP”). Under US GAAP, the amortization of a right-of-use asset and interest expense related to an operating lease are recorded by nature of the expense on the income statement (production costs). Under IFRS 16, amortization of a right-of-use asset and interest expense are classified as depreciation expense and finance costs, respectively. As a result, changes in SMOG due to the amortization of right-of-use assets and interest payments have been included by Cenovus in “Net change in prices and production costs”.

Cenovus Energy Inc.	7	Supplementary Information – Oil and Gas Activities (unaudited)

OTHER FINANCIAL INFORMATION
Results of Operations

	Year Ended December 31, 2021
($ millions)	Canada	China	Total Consolidated Entities	Indonesia (1)
Oil and gas sales to external customers, net of royalties, transportation and blending and realized risk management	10,596	1,261	11,857	172
	10,596	1,261	11,857	172
Less:
Operating costs and accretion of asset retirement obligations	3,312	105	3,417	26
Depreciation, depletion and amortization	2,681	479	3,160	62
Exploration expense	10	7	17	1
Operating income	4,593	670	5,263	83
Income taxes	1,089	168	1,257	33
Results of operations	3,504	502	4,006	50

	Year Ended December 31, 2020
($ millions)	Canada	China	Total Consolidated Entities	Indonesia
Oil and gas sales to external customers, net of royalties, transportation and blending and realized risk management	2,761	—	2,761	—
Intersegment sales	276	—	276	—
	3,037	—	3,037	—
Less:
Operating costs and accretion of asset retirement obligations	1,468	—	1,468	—
Depreciation, depletion and amortization	2,564	—	2,564	—
Inventory Write-Down (Reversal)	316	—	316	—
Exploration expense	91	—	91	—
Operating income	(1,402)	—	(1,402)	—
Income taxes	(336)	—	(336)	—
Results of operations	(1,066)	—	(1,066)	—
(1) Financial results related to HCML are accounted for under the equity method of accounting for consolidated financial statement purposes.

Cenovus Energy Inc.	8	Supplementary Information – Oil and Gas Activities (unaudited)

Capitalized Costs

	Year Ended December 31, 2021
($ millions)	Canada	China	Total Consolidated Entities	Indonesia (1)
Proved oil and gas properties	35,987	2,456	38,443	260
Unproved oil and gas properties (2)	660	60	720	—
Total capital cost	36,647	2,516	39,163	260
Accumulated depreciation, depletion and amortization	10,581	421	11,002	22
Net capitalized costs	26,066	2,095	28,161	238

	Year Ended December 31, 2020
($ millions)	Canada	China	Total Consolidated Entities	Indonesia
Proved oil and gas properties	29,867	—	29,867	—
Unproved oil and gas properties (2)	623	—	623	—
Total capital cost	30,490	—	30,490	—
Accumulated depreciation, depletion and amortization	8,379	—	8,379	—
Net capitalized costs	22,111	—	22,111	—
(1) Capital expenditures related to HCML are accounted for under the equity method of accounting for consolidated financial statement purposes.
(2) Unproved oil and gas properties include exploration and evaluation assets for which no proved reserves have been recognized.

Costs Incurred

	Year Ended December 31, 2021
($ millions)	Canada	China	Total Consolidated Entities	Indonesia (1)
Acquisitions
Unproved (2)	—	45	45	—
Proved (3) (4)	5,640	3,000	8,640	—
Total acquisitions	5,640	3,045	8,685	—
Exploration costs	39	16	55	—
Development costs	1,356	5	1,361	8
Total costs incurred	7,035	3,066	10,101	8

	Year Ended December 31, 2020
($ millions)	Canada	China	Total Consolidated Entities	Indonesia
Acquisitions
Unproved (2)	12	—	12	—
Proved (3) (4)	6	—	6	—
Total acquisitions	18	—	18	—
Exploration costs	46	—	46	—
Development costs	459	—	459	—
Total costs incurred	523	—	523	—
(1)Capital expenditures related to HCML are accounted for under the equity method of accounting for consolidated financial statement purposes.
(2)An unproved property is a property to which no proved or probable reserves have been specifically attributed.
(3)A proved property is a property to which proved and probable reserves have been specifically attributed.
(4)Asset retirement costs are included in the year of acquisition.

Cenovus Energy Inc.	9	Supplementary Information – Oil and Gas Activities (unaudited)